

September 5, 2012

Via E-Mail
Mr. Alan B. Graf Jr.
Chief Financial Officer
Fedex Corporation
942 South Shady Grove Road
Memphis, TN 38120

      Re: Fedex Corporation
             Form 10-K for the year ended May 31, 2012
             Filed July 16, 2012
             File No. 001-15829

Dear Mr. Graf:

     We have reviewed your letter dated August 30, 2012, in response to our letter dated August 20, 2012 and have the following additional comment. Please provide the requested information and revise your disclosure in future filings in response to our comment. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Long-Lived Assets, page 67, and
Note 1: Description of Business and Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page 87

1. We note your response to our prior comment number 1 but are unclear as to why aircraft that have been idled for periods of up to 36 months have not been evaluated for potential impairment and removal from fleet prior to the fourth quarter of fiscal 2012. Please tell us what portion of the $134 million impairment charge recognized during 2012 relates to aircraft that has been idled for a period longer than 12 months. Also, please tell us when these idled aircraft were previously evaluated for potential impairment and removal from your fleet prior to the fourth quarter of 2012. As part of your response, please explain in detail what criteria were used to determined that these aircraft were "available for use", and indicate whether the primary reason you decided to remove these assets from the "available for use" category and remove them from your fleet was the fact that the new aircraft, the Boeing 767, was being introduced to your fleet. Additionally, please provide us with an example of the disclosure to be included in future filings, addressing specifically your policy for evaluating potential impairment of idled aircraft.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief